Exhibit 12.1

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$386,020	$345,591	$606,819	$564,798	$473,406
Fixed charges	1,867,296	5,787,159	7,712,290	6,515,669	4,373,095

Earnings available for fixed charges	$2,253,316	$6,132,750	$8,319,109	$7,080,467	$4,846,501

Fixed charges:
Interest on consolidated obligations	$1,862,113	$5,673,829	$7,419,087	$6,263,775	$4,181,838
Interest on deposits	3,646	109,726	266,562	218,831	152,872
Interest on borrowings from other FHLBanks	5	136	48	68	33
Interest on securities sold under agreement to repurchase	—	1,607	14,550	23,200	28,776
Mandatorily redeemable capital stock	1,505	1,504	11,307	9,234	9,405
Interest on other borrowings	27	357	736	561	171

Fixed charges	$1,867,296	$5,787,159	$7,712,290	$6,515,669	$4,373,095

Ratio of earnings to fixed charges	1.21	1.06	1.08	1.09	1.11